October 16, 2013

Correspondence via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ms. Lyn Shenk (Branch Chief) and Mr. Patrick Kuhn

Re:	Heavy Earth Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed May 22, 2013 File No. 000-52979 Form 8-K dated August 29, 2013 Filed August 29, 2013 File No. 000-52979

Dear Ms. Shenk and Mr. Kuhn:

On behalf of Heavy Earth Resources, Inc.  (the “Company” or “HEVI”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 27, 2013.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for Fiscal Year Ended December 31, 2012

Statements of Cash Flows, page 36

1.
You report cash flows from operations of $2,666,120 for the year ended December 31, 2011, despite reporting no revenues and $1,017,604 of accrual basis operating expenses for the year. Please explain to us how you determined you had positive operating cash flow in this circumstance, or revise to amend your statement of cash flow for 2011, as appropriate. Similarly, please also address the cash flows from operations of $1,775,602 for the six months ended June 30, 2012 as reported in your June 30, 2013 Form 10-Q.

RESPONSE:  We have reviewed our statements of cash flows for the year ended December 31, 2011 and for the six months ended June 30, 2012 in accordance with the Staff’s comment and determined that the positive cash flows from operating activities was as the result of the inclusion of non-cash transactions related to the capitalized costs of our oil and gas properties and the corresponding increase in our accrued liabilities.  We have revised our statements of cash flows for periods ended December 31, 2011 and June 30, 2012 as attached in Exhibit A hereto and are proposing to amend the filings accordingly following the Staff’s review.

Notes to the Financial Statements, page 37

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 39

Oil and Gas Properties, page 39

2.
We note that you use the full cost method of accounting for your investments in oil and gas properties. Please tell us your consideration of the successful efforts method of accounting for these investments. It appears that this method is preferable since you are focused on exploration activities wherein there is risk associated with future success. Refer to SAB Topic 12 and ASC 932 for guidance.

RESPONSE:  In making our determination of accounting for our oil and gas properties, we considered the applicable factors under both the successful efforts method pursuant to ASC 932-360-2 through -4 and the full cost method under Reg. S-X, Rule 4-10(c).  Specifically, Rule 4-10(c) provides that “a reporting entity that follows the full cost method shall apply that method to all of its operations and the operations of its subsidiaries…” Our oil and gas properties acquired, although not yet producing, were evaluated annually prior to our acquisition by the previous owner who accounted for the properties under the full cost method which was similar to its other producing properties.  We have continued to evaluate the reserves of our properties accordingly and, although we have lacked the appropriate resources to develop those reserves, we believe that the full cost method provides the consistent application of accounting pursuant to the Staff’s guidance under SAB Topic 12.

Form 8-K dated August 29, 2013

3.
In regards to the sale of DEEP Core Inc., it appears that this is a significant investment disposition of which pro forma impacts would be material information for investors pursuant to Rule 11-01(4). In this regard, please tell us how you plan to account for this transaction and revise the filing to present pro forma information in accordance with Rule 11 of Regulation S-X that reflects the impact of the preceding item noted.

RESPONSE:  We have prepared the pro forma information under Rule 11 of Reg. S-X per the Staff’s comment as attached in Exhibit B hereto and following the Staff’s review will revise the filing accordingly.  As noted in the Form 8-K as filed, we will retain a 15% participation interest in the primary assets held by our previously wholly owned subsidiary, Deep Core Inc., which further development is a condition of the sale, and we expect to receive direct cash flows from our continuing involvement.  We also maintain a first right of refusal with any future proposed sale or share transfer of Deep Core Inc.  As a result, we intend to continue our operations and activities as oil and gas exploration and development company and will report the transaction in that manner as we do not currently meet both of the conditions as defined in ASC 205-20-45-1.

*     *     *     *     *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (707) 227-9932, or via e-mail at a.ives@heavyearthresources.com.

Very truly yours,

Heavy Earth Resources, Inc.

By:   /s/ Anthony Ives
        Anthony Ives,
        Chief Financial Officer

EXHIBIT A

PROPOSED REVISED STATEMENTS OF CASH FLOWS

FOR PERIODS ENDED DECEMBER 31, 2011 AND JUNE 30, 2012

(commences on the following page)

HEAVY EARTH RESOURCES, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE
YEAR ENDED
DECEMBER 31, 2011
(As Amended)
Cash flows from operating activities
Net loss	$(1,009,073)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	27,448
Loss on sale of equipment	(8,519)
Changes in operating assets and liabilities:
(Increase) in restricted cash	(1,059,297)
(Increase) in other receivables	(1,575,370)
(Increase) in inventory	(30,152)
Increase in accounts payable and accrued expenses	2,226,277
Increase in related party payables	1,336,637
Net cash used in operating activities	(92,049)

Cash flows from investing activities
(Increase) of short term investments	(94,260)
Cost of oil and gas properties, plant and equipment	(142,313)
Net cash used in investing activities	(236,573)

Cash flows from financing activities
Proceeds from the issuance of common stock	-
Proceeds from convertible notes	-
Net cash provided by financing activities	-

Foreign currency exchange	174,970

Net (decrease) in cash	(153,652)

Cash, beginning of year	160,260

Cash, end of year	$6,608

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$76,795
Income taxes	$3,369
Non-cash transactions:
Capitalized cost of oil and gas properties for accrued liabilities	$2,758,169

See accompanying notes to financial statements.

HEAVY EARTH RESOURCES, INC.
(AN EXPLORATION STAGE COMPANY)
CONDENSED  CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

FOR THE SIX
MONTHS ENDED
JUNE 30, 2012
(As Amended)
Cash flows from operating activities
Net loss	$(680,979)
Adjustments to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	3,325
Changes in operating assets and liabilities:
Decrease in restricted cash	584,288
(Increase) in other receivables	(678,083)
(Increase) in prepaid expenses	(2,997)
(Increase) in inventory	(3,448)
Increase in accounts payable and accrued expenses	10,681
Net cash (used in) operating activities	(767,213)

Cash flows from investing activities
(Increase) of short term investments	(241,764)
Cost of oil and gas properties, plant and equipment	(4,822,993)
Net cash used in investing activities	(5,064,757)

Cash flows from financing activities
Cash assumed in reverse merger	20,594
Proceeds from the issuance of common stock	650,000
Proceeds from convertible notes	3,365,000
Net cash provided by financing activities	4,035,594

Foreign currency exchange	1,970,364

Net increase in cash	173,988

Cash, beginning of period	6,608

Cash, end of period	$180,596

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$-
Income taxes	$-
Non-cash transactions:
Capitalized cost of oil and gas properties for accrued liabilities	$2,542,815

See accompanying notes to financial statements.

EXHIBIT B

PROPOSED PRO FORMA FINANCIAL STATEMENTS

(commences on the following page)

HEAVY EARTH RESOURCES, INC.
(An Exploration Stage Company)
Proforma Balance Sheets

	June 30,			June 30,	December 31,			December 31,
	2013	Adjustments		2013	2012	Adjustments		2012
Assets	Historical			Pro Forma	Historical			Pro Forma
Current Assets
Cash and cash equivalents	$ 1,434	$ (1,434)	(1)	$ 1,500,000	$ 178,136	$ (145)	(1)	$ 1,677,991
		1,500,000	(2)			1,500,000	(2)
Restricted cash	444,316	(444,316)	(1)	-	542,234	(542,234)	(1)	-
Short term investments	99,793	(99,793)	(1)	-	103,211	(103,211)	(1)	-
Other receivables	900,863	(898,913)	(1)	1,950	873,965	(872,015)	(1)	1,950
Inventory	45,420	(45,420)	(1)	-	45,420	(45,420)	(1)	-
Total current assets	1,491,826	10,124		1,501,950	1,742,966	(63,025)		1,679,941

Oil and gas properties (full cost method)
Evaluated	11,197,464	(11,197,464)	(1)	-	11,024,000	(11,024,000)	(1)	-
Participating interest in oil and gas contract		3,214,000	(3)	3,214,000		3,214,000	(3)	3,214,000
Property, plant and equipment
Well machinery and equipment	234,453	(234,453)	(1)	-	234,453	(234,453)	(1)	-
Furniture, fixtures and other	61,396	(61,396)	(1)	-	61,396	(61,396)	(1)	-
Less: accumulated depletion, depreciation and amortization	(29,330)	29,330	(1)	-	(27,078)	27,078	(1)	-
Net oil and gas properties, plant and equipment	11,463,983	(8,249,983)		3,214,000	11,292,771	(8,078,771)		3,214,000

Total assets	$ 12,955,809	$ (8,239,859)		$ 4,715,950	13,035,737	$ (8,141,796)		$ 4,893,941

Liabilities and Stockholders’ Equity
Current Liabilities:
Cash Overdraft	$ 2,730	$ -		$ 2,730	$ -	$ -		$ -
Accounts payable and accrued liabilities	6,623,537	(5,228,422)	(1)	1,395,115	6,456,722	(5,951,329)	(1)	505,393
Related party payables	128,041			128,041	59,470	-		59,470
Total current liabilities	6,754,308	(5,228,422)		1,525,886	6,516,192	(5,951,329)		564,863

Convertible notes payable	1,500,000	-		1,500,000	1,500,000	-		1,500,000
Total liabilities	8,254,308	(5,228,422)		3,025,886	8,016,192	(5,951,329)		2,064,863
Stockholders’ Equity:
Common stock, $0.001 par value 3,000,000 shares authorized, 71,038,253 and 70,509,331 shares issued and outstanding, respectively	71,038	-		71,038	70,509	-		70,509
Additional paid in capital	21,771,416	-		21,771,416	21,540,021	-		21,540,021
Deficit accumulated during exploration stage	(15,677,548)	(4,474,842)		(20,152,390)	(14,894,348)	(3,887,104)		(18,781,452)
Accumulated other comprehensive loss	(1,463,405)	1,463,405	(1)	-	(1,696,637)	1,696,637	(1)	-
Total stockholders’ equity	4,701,501	(3,011,437)		1,690,064	5,019,545	(2,190,467)		2,829,078

Total Liabilities and Stockholders’ Equity	$ 12,955,809	$ (8,239,859)		$ 4,715,950	$ 13,035,737	$ (8,141,796)		$ 4,893,941

The unaudited pro forma financial information gives effect to the following pro forma adjustments:
(1) Sale of DEEP Core, Inc.
(2) Proceeds from sale of DEEP Core, Inc.
(3) Participating interest in Morichito Block contract

HEAVY EARTH RESOURCES, INC.
(At Exploration Stage)
Proforma Statements of Operations

	Six Months Ended June 30,		Six Months Ended June 30,	Year Ended December 31,		Year Ended December 31,
	2013	Adjustments	2013	2012	Adjustments	2012
	Historical		Pro Forma	Historical		Pro Forma
Oil and Gas Revenues

Operating costs and expenses
Exploration and lease operating costs	$59,459	(59,459)	-	107,584	(107,584)	-
Depreciation and amortization	3,252	(3,252)	-	-	-	-
General and administrative	296,089	-	296,089	1,094,167	-	1,094,167
Legal and professional	288,652	-	288,652	1,248,406	-	1,248,406
Impairment of oil and gas properties	19,580	(19,580)	-	5,239,268	(5,239,268)	-
Total operating expenses	667,032	(82,291)	584,741	7,689,425	(5,346,852)	2,342,573

Loss from Operations	(667,032)	82,291	(584,741)	(7,689,425)	5,346,852	(2,342,573)

Other Income (Expense)
Loss on sale of DEEP Core, Inc.	-	(4,474,842)	(4,474,842)	-	(3,887,104)	(3,887,104)
Late payment	(59,250)	-	(59,250)	-	-	-
Interest expense	(56,918)	-	(56,918)	(87,367)	-	(87,367)
Interest expense, beneficial conversion feature	-	-	-	(1,500,000)	-	(1,500,000)
Foreign currency gain (loss)	-	-	-	729,817	-	729,817
Other	-	-	-	89,560	-	89,560
Total other income (expense)	(116,168)	(4,474,842)	(4,591,009)	(767,990)	(3,887,104)	(4,655,094)

Net Loss Before Income Taxes	(783,200)	(4,392,551)	(5,175,751)	(8,457,415)	1,459,748	(6,997,667)

Loss from Discontinued Operations, net of income taxes	-	-	-	-	-	-

Net Loss	$(783,200)	$(4,392,551)	$(5,175,751)	$(8,457,415)	$1,459,748	$(6,997,667)